# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nano Dimension Ltd., CIK 0001643303
CUSIP: 63008G203
Title of class of securities: Ordinary Shares, par value NIS 5.00 per share
Address of issuer's principal executive offices: 60 TOWER ROAD, WALTHAM, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 07/20/2026
Filed by CIK 0001176309
Persons authorized to receive notices and communications: Avraham Gabay, 1185 Avenue of the Americas, Third Floor, New York, New York (NY), 10036, 972 25788763

## Reporting persons
- Oramed Pharmaceuticals Inc. (CIK 0001176309): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 6,879,708; shared voting power 0; sole dispositive power 6,879,708; shared dispositive power 0; aggregate amount beneficially owned 6,879,708 (3.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value NIS 5.00 per share
Name of issuer: Nano Dimension Ltd.
Address of issuer's principal executive offices: 60 TOWER ROAD, WALTHAM, Massachusetts (MA), 02451
Comment: This Amendment No. 3 to Schedule 13D is filed by and on behalf of the Reporting Person to further amend the Schedule 13D related to the Ordinary Shares, par value NIS 5.00 per share (the "Ordinary Shares") of Nano Dimension Ltd. (the "Issuer"), initially filed with the U.S. Securities and Exchange Commission (the "SEC") on January 29, 2026, as amended by Amendment No. 1 to Schedule 13D that was filed by the Reporting Person with the SEC on February 19, 2026, and Amendment No. 2 to Schedule 13D that was filed by the Reporting Person with the SEC on June 17, 2026 (as amended, the "Schedule 13D"). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented as follows:

"In open market purchases on July 20, 2026, the Reporting Person expended an aggregate of approximately $1,258,000 (excluding commissions) to purchase call options referencing an aggregate of 8,200,000 Ordinary Shares. The funds used for the purchase of the securities reported in this Schedule 13D were derived from the general working capital of the Reporting Person."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

"(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover pages hereto.

The percentage reported in Item 13 on the cover pages hereto is based upon 210,506,899 Ordinary Shares of the Issuer outstanding as of June 23, 2026, according to the Schedule 14A filed by the Issuer with the SEC on June 30, 2026."
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety as follows:

"(b) Number of shares as to which the Reporting Person has

(i) sole power to vote or direct the vote: See Item 7 on the cover page(s) hereto.

(ii) shared power to vote or direct the vote

See Item 8 on the cover page(s) hereto.

(iii) sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv) shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto."
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated in its entirety as follows:

"(c) On July 20, 2026, pursuant to a block sale, the Reporting Person sold 8,200,000 Ordinary Shares at a price per share of $1.55. Other than the foregoing and as set forth in Item 3 and Item 6 of this Schedule 13D, there have been no transactions in the class of securities reported on that were effected by the Reporting Person during the past sixty days or since the most recent filing of Schedule 13D, whichever is less."
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated in its entirety as follows:

"(e) The Reporting Person ceased to beneficially own more than five percent of the outstanding Ordinary Shares on July 20, 2026."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

"The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

On July 20, 2026, the Reporting Person engaged in the following transactions: (i) purchased call options referencing an aggregate of 1,350,000 Ordinary Shares, having an exercise price of $1.50 per Ordinary Share and expiring on August 21, 2026; (ii) purchased call options referencing an aggregate of 6,850,000 Ordinary Shares, having an exercise price of $2.00 per Ordinary Share and expiring on November 20, 2026; (iii) sold put options for an aggregate of approximately $44,999 (excluding commissions) referencing an aggregate of 4,500,000 Ordinary Shares, having an exercise price of $1.00 per Ordinary Share and expiring on August 21, 2026; and (iv) sold put options for an aggregate of approximately $102,998 (excluding commissions) referencing an aggregate of 3,700,000 Ordinary Shares, having an exercise price of $1.50 per Ordinary Share and expiring on August 21, 2026.

Following these transactions, the Reporting Person is no longer a party to any options contracts with respect to the Ordinary Shares."

## Signatures
- Oramed Pharmaceuticals Inc.: /s/ Avraham Gabay, Avraham Gabay, Chief Financial Officer (07/22/2026)